UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation, to purchase all the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 entitled “Litigation Related to the Offer and the Merger” is hereby amended and supplemented to add the following disclosures:

On August 6, 2013, a new petition captioned Smith v. Armstrong, Cause No. DC-13-08585, was filed in the 95th Judicial District Court of Dallas County, Texas (the “Smith Litigation”). The Smith Litigation was removed to the United State District Court, Northern District of Texas on August 7, 2013. The Smith Litigation was filed against the individual members of the Company Board, Purchaser, and Merger Sub. It generally alleges, among other things, that the members of the Company Board breached their fiduciary duties by failing to take steps to maximize the value to be paid to Company’s shareholders, putting their personal interests ahead of the interests of the Company, using allegedly unfair deal protection devices, and by making materially inadequate disclosures and material disclosure omissions. It also alleges that the Company, Purchaser, and Merger Sub aided and abetted the alleged breaches of fiduciary duties. The plaintiff in the Smith Litigation generally seeks, among other relief, declaratory and injunctive relief prohibiting consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger if consummated prior to final judgment, attorneys’ fees and expenses, and other forms of relief. The Company has appointed a Special Litigation Committee to, among other duties, investigate and evaluate plaintiff’s allegations in the Smith Litigation.

On August 7, 2013, the Company filed with the Court a Statement Pursuant to Section 21.555(b) of the Texas Business Organizations Code formally advising the Court, the plaintiff of the Smith Litigation and all interested parties that the Company Board has appointed a Special Litigation Committee to investigate the shareholder derivative allegations of breach of fiduciary duties, a Notice of Automatic Stay of Shareholder Derivative Claims Pursuant to Section 21.555(b) of the Texas Business Organizations Code and a Notice of Automatic Stay of Proceedings Pursuant to the Private Securities Litigation Reform Act. The Court has yet to rule on such filings. The Company believes the Smith Litigation is without merit, although the Special Litigation Committee is continuing its review of the allegations.

On August 7, 2013, a new putative class action complaint captioned Wallis v. Frozen Food Express Industries, Inc., Civ. No. 3:13-cv-3104, was filed in the United States District Court, Northern District of Texas (the “Wallis Litigation”). The Wallis Litigation was filed against the Company, the individual members of the Company Board, Purchaser, and Merger Sub. The Wallis Litigation generally alleges, among other things, that the members of the Company Board breached their fiduciary duties by failing to take steps to maximize the value to be paid to the Company’s shareholders, putting their personal interests ahead of the interests of the Company, avoiding competitive bidding by providing Purchaser with an unfair advantage, and by making materially inadequate disclosures and material disclosure omissions. The Wallis Litigation also alleges that the members of the Company Board issued a solicitation/recommendation statement on Schedule 14D-9 (the “Recommendation Statement”) that violates Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it allegedly omits or misrepresents material facts and alleges that the members of the Company Board violated Section 20(a) of the Exchange Act with respect to the allegedly misleading Recommendation Statement. The Wallis Litigation also alleges claims for aiding and abetting such alleged breaches of fiduciary duties against the Company, Purchaser, and Merger Sub. The plaintiff in the Wallis Litigation generally seeks, among other relief, declaratory and injunctive relief prohibiting consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger if consummated prior to final judgment, damages and attorneys’ fees and expenses, and other forms of relief. The Company has appointed a Special Litigation Committee to, among other duties, investigate and evaluate plaintiff’s allegations in the Wallis Litigation.

On August 7, 2013, the Company filed with the Court a Statement Pursuant to Section 21.555(b) of the Texas Business Organizations Code formally advising the Court, the plaintiff of the Wallis Litigation and all interested parties that the Company Board has appointed a Special Litigation Committee to investigate the shareholder derivative allegations of breach of fiduciary duties, a Notice of Automatic Stay of Shareholder Derivative Claims Pursuant to Section 21.555(b) of the Texas Business Organizations Code and a Notice of Automatic Stay of Proceedings Pursuant to the Private Securities Litigation Reform Act. The Court has yet to rule on such filings. The Company believes the Wallis Litigation is without merit, although the Special Litigation Committee is continuing its review of the allegations.

On August 8, 2013, the Company and the individual members of the Company Board filed a Motion to Dismiss the Herrley Litigation. On August 12, 2013, the plaintiff in the Herrley Litigation filed a Motion for Preliminary Injunction requesting the Court to extend the Tender Offer, require the Company to issue additional, supplemental disclosures prior to the expiration of the Tender Offer and require the Company Board to provide other interested bidders sufficient time and due diligence to make a superior offer. On August 13, 2013, the Court ordered the Company, the individual members of the Company Board, Purchaser and Merger Sub to file a response to the Motion for Preliminary Injunction on or before Thursday, August 15, 2013. The Court has yet to rule on the Motion to Dismiss, the Motion for Preliminary Injunction and various other motions to stay or expedite the proceedings.

The Company believes the Herrley Litigation is without merit, although the Special Litigation Committee is continuing its review of the allegations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: August 13, 2013

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